 Exhibit 99.1

First Mining Provides Update on Pickle Crow Gold Project

VANCOUVER, BC, Feb. 3, 2026 /CNW/ - First Mining Gold Corp. ("First Mining" or the "Company") (TSX: FF) (OTCQX: FFMGF) (FRANKFURT: FMG) announces that its joint-venture partner at First Mining's Pickle Crow Gold Project ("Pickle Crow" or the "Project"), FireFly Metals Ltd ("FireFly") has agreed to sell its 70% interest in PC Gold Inc. ("PC Gold"), the entity that holds the Project, to Bellavista Resources Limited (ASX:BVR) ("Bellavista"), for 60 million Bellavista shares valued at A$45 million based on the concurrent financing price (see below) to be distributed to FireFly shareholders and A$37.5 million in Bellavista performance rights (the "Transaction").  In addition, Bellavista is seeking to raise A$25 million at a price of A$0.75 per Bellavista share.

The Bellavista team is led by Glenn Jardine as Managing Director and Peter Canterbury as Finance Director.  Mr. Jardine and Mr. Canterbury are both experienced executives who led De Grey Mining until its successful US$3.3 billion sale to Northern Star Resources Ltd. In May 2025.

"This is a transformative transaction for the Pickle Crow Gold Project," stated Dan Wilton, CEO of First Mining. "We would like to thank the FireFly team for all the years of hard work put into the Project and are very excited to work with the Bellavista team going forward.  The Bellavista team have been one of the most successful groups in Australia advancing late-stage gold projects through the development cycle, having sold De Grey for more than US$3 billion in 2025.  We look forward to seeing the Pickle Crow Gold Project, one of the largest high grade gold resources in any Tier 1 jurisdiction, advanced with the significant funding that Bellavista will raise."

The Transaction is expected to close in Q2 2026 and Bellavista has indicated its intention to exercise the PC Gold buydown right to increase their ownership to 80% of the Project by paying C$3 million in cash to First Mining. Upon the exercise, First Mining's ownership interest in PC Gold will be reduced from 30% to 20% and its interest in PC Gold is free carried to a decision to mine at Pickle Crow.

Please see Bellavista's news release for more information: https://wcsecure.weblink.com.au/clients/bellavistaresources/v2/headline.aspx?headlineid=61310001

About First Mining Gold Corp.

First Mining is a gold developer advancing two of the largest gold projects in Canada, the Springpole Gold Project in northwestern Ontario, where we have commenced a Feasibility Study and permitting activities are on-going with a final Environmental Impact Statement / Environmental Assessment for the project submitted in November 2024, and the Duparquet Gold Project in Quebec, a PEA-stage development project located on the Destor-Porcupine Fault Zone in the prolific Abitibi region. First Mining also owns the Cameron Gold Project in Ontario and a 30% project interest in the Pickle Crow Gold Project.

First Mining was established in 2015 by Mr. Keith Neumeyer, founding President and CEO of First Majestic Silver Corp.

ON BEHALF OF FIRST MINING GOLD CORP.

Daniel W. Wilton
Chief Executive Officer and Director

Cautionary Note Regarding Forward-Looking Statements

This news release includes certain "forward-looking information" and "forward-looking statements" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date of this news release. Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "plans", "projects", "intends", "estimates", "envisages", "potential", "possible", "strategy", "goals", "opportunities", "objectives", or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions.

Forward-looking statements in this news release relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) the exercise of the buydown right by Bellavista; (ii) the value of the Bellavista shares; (iii) the timing and closing of the Transaction; (iv) the Company's plans with respect to advancing its portfolio of gold projects; and (v) feasibility and permitting activities related to the Springpole Gold Project.  All forward-looking statements are based on First Mining's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made and are based upon a number of assumptions and estimates that, while considered reasonable by the respective parties, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Such factors include, without limitation the Company's business, operations and financial condition potentially being materially adversely affected by the outbreak of epidemics, pandemics or other health crises, and by reactions by government and private actors to such outbreaks; risks to employee health and safety as a result of the outbreak of epidemics, pandemics or other health crises, that may result in a slowdown or temporary suspension of operations at some or all of the Company's mineral properties as well as its head office; fluctuations in the spot and forward price of gold, silver, base metals or certain other commodities; fluctuations in the currency markets (such as the Canadian dollar versus the U.S. dollar); changes in national and local government, legislation, taxation, controls, regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding); the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities, indigenous populations and other stakeholders; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development; title to properties.; and the additional risks described in the Company's Annual Information Form for the year ended December 31, 2024 filed with the Canadian securities regulatory authorities under the Company's SEDAR+ profile at www.sedarplus.ca, and in the Company's Annual Report on Form 40-F filed with the SEC on EDGAR.

First Mining cautions that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to First Mining, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. First Mining does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by the Company or on our behalf, except as required by law.

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SOURCE First Mining Gold Corp.

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%CIK: 0001641229

For further information: For further information, please contact: Toll Free: 1 844 306 8827 | Email: info@firstmininggold.com; Paul Morris | Director, Investor Relations | Email: paul@firstmininggold.com

CO: First Mining Gold Corp.

CNW 07:00e 03-FEB-26